[Letterhead of Bracewell & Giuliani LLP]
July 10, 2009
By EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Catherine T. Brown

Re:	Response to Comment Letters: El Paso Corporation, El Paso Natural Gas Company and El Paso Pipeline Partners, L.P.
Ladies and Gentlemen:
We refer to the letters, each dated June 26, 2009, from the staff of the Division of Corporation Finance commenting upon certain filings made under the Securities Exchange Act of 1934 by El Paso Corporation, El Paso Natural Gas Company and El Paso Pipeline Partners, L.P. We hereby advise you that each of these registrants expects to respond in writing to its comment letter by Friday, July 17, 2009.
Please contact the undersigned at 713-221-3309 if you have any questions regarding this matter.

Very truly yours, Bracewell & Giuliani LLP
/s/ Charles H. Still, Jr.

Charles H. Still, Jr.